

17008954

~~--~mission~~

~~..~ashington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail P~~rocessing~~
Se~~ction~~

MAR 0 1 2017

Washington DC
406

SEC FILE NUMBER
8- 68003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stout Causey Capital Corporation

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

910 Ridgebrook Road
_____
                    (No. and Street)

Sparks   MD   21152
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Helmrath   410-988-1351
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Elliott Kearns & Company, LLC
_____
        (Name – if individual, state last, first, middle name)

480 North Potomac Street   Hagerstown   MD   21740
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER HELMRATH , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOUT CAUSEY CAPITAL CORPORATION , as of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

PRESIDENT

Title

Jennifer Dippel Commission Exp. 12/30/17

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Smith Elliott Kearns & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE FINANCIAL STATEMENTS

To the Board of Directors
Stout Causey Capital Corporation

We have audited the accompanying financial statements of Stout Causey Capital Corporation (a Maryland corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stout Causey Capital Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stout Causey Capital Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital and Required Net Capital and Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition have been subjected to audit procedures performed in conjunction with the audit of Stout Causey Capital Corporation's financial statements. The supplemental information is the responsibility of Stout Causey Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 27, 2017

Stout Causey Capital Corporation

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	104,271
Accounts receivable, net of allowance of $14,500		15,000
Other Assets		
Deposits		5,640
Total Assets	$	124,911
Liabilities and Stockholder's Equity		
Liabilities		
Due to Parent	$	15,112
Total Liabilities	$	15,112
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized,		
8,650 shares issued and outstanding	$	8,650
Paid in capital		1,126,437
Accumulated deficit		(1,025,288)
Total Stockholder's Equity		109,799
Total Liabilities and Stockholder's Equity	$	124,911

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Operations
For the Year Ended December 31, 2016

Fee Income	$	227,141
Total Income		227,141
Expenses		
Salaries and payroll taxes		249,390
Other operating expenses		133,075
Total Expenses		382,465
Net Loss	$	(155,324)

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock		Paid In Capital		Accumulated (Deficit)		Total Stockholder's Equity
Balance at December 31, 2015	$	8,650	$	1,076,437	$	(869,964)	$	215,123
Net Loss		-		-		(155,324)	(155,324)
Capital Contributions		-		50,000		-	50,000
Balance at December 31, 2016	$	8,650	$	1,126,437	$	(1,025,288)	$	109,799

The accompanying notes are an integral part of this financial statement.

Stout Causey Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows From Operating Activities		
Net loss	$	(155,324)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Changes in assets and liabilities:		
Accounts receivable		148,761
Other assets		(269)
Due to/from Parent		(142,975)
Accrued bonus		(50,000)
Net Cash Used in Operating Activities		(199,807)
Cash Flows From Financing Activities		
Capital Contributions		50,000
Net change in Cash and Cash Equivalents		(149,807)
Cash and Cash Equivalents, beginning of year		254,078
Cash and Cash Equivalents, end of year	$	104,271

The accompanying notes are an integral part of this financial statement.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Stout Causey Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

The Company provides consulting services related to mergers and acquisitions and business performance enhancement to organizations. The Company works on both a contingent fee and hourly fee basis. For contingent fee services, revenue is recognized upon settlement of a transaction. Hourly fees are billed on a monthly basis and revenue is recognized upon issuance of an invoice.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

Accounts receivable represents hourly fees earned on activities that occurred prior to and to be paid after December 31, 2016.

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts of $14,500 has been recorded as of December 31, 2016.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation, thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.**

   Income Taxes – cont'd.

   The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2016, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2012 are no longer subject to examination by Federal, State or local taxing authorities.

   Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **REGULATORY REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 6.67% (1/15th) of aggregated indebtedness and that aggregate indebtedness shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of December 31, 2016, net capital is $89,159 and aggregate indebtedness is $15,112. Therefore, 6.67% of aggregate indebtedness, or $1,008, is less than $5,000 and the Company has excess net capital of $84,159. Additionally, the Company's aggregated indebtedness of $15,112 is less than the maximum allowed of $1,337,385, or 15 times net capital. As of December 31, 2016, the Company is in compliance with these rules.

3. **RELATED PARTY TRANSACTIONS**

The Company shares office space and personnel with affiliated companies. Certain personnel expenses are charged to the Company. During the year ended December 31, 2016, personnel costs of $249,390 were charged to the Company.

The Parent pays all indirect expenses of the Company, which are then reimbursed by the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid. From time to time, the Company will advance cash to the Parent company.

At December 31, 2016, the Company owed $15,112 for reimbursement of various shared services. The payable is reported as "Due to Parent" in the Company's statement of financial condition and is expected to be paid in full in 2017.

4. **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions subsequent to December 31, 2016 through February 27, 2017, the date these financial statements were issued. Based on the definitions and requirements of generally accepted accounting principles, management has not identified any events that have occurred subsequent to December 31, 2016 and through February 27, 2017, that require recognition or disclosure in the financial statements.

Stout Causey Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1
As of December 31, 2016

Net Capital

Total Capital Funds	$	109,799
Deductions		
Non-allowable receivables and deposits		(20,640)
Net Capital		89,159
Minimum Net Capital		5,000
Excess Net Capital	$	84,159
Total Aggregate Indebtedness	$	15,112
Ratio of Aggregate Indebtedness to Net Capital (maximum 15.00)		0.17

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited Focus Report Part IIA filed as of December 31, 2016.



Smith Elliott Kearns & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors
Stout Causey Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stout Causey Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stout Causey Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Stout Causey Capital Corporation stated that Stout Causey Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Stout Causey Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stout Causey Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 27, 2017

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k). The activities of the Company are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule. The Company met the identified exemption provisions throughout the period January 1, 2016 to December 31, 2016, without exception.

Stout Causey Capital Corporation
Christopher Helmrath

CONTENTS

	Page
Form X-17A-5 Part III- Facing Page	1-2
Report of Independent Registered Public Accounting Firm on the Financial Statements	3
Financial Statements:	
Statement of financial condition	4
Statement of operations	5
Statement of changes in stockholder's equity	6
Statement of cash flows	7
Notes to financial statements	8-10
Supplementary Information:	
Schedule I – Computation of net capital and required net capital	11
Schedule II – Reconciliation between audited and unaudited statements of financial condition	12
Report of Independent Registered Public Accounting Firm on Exemption Report	13
Exemption Report	14